SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. __) [1]

PHOENIX NEW MEDIA LTD

(Name of Issuer)

American Depository Shares, each representing eight Class A Ordinary Shares

(Title of Class of Securities)

71910C103

(CUSIP Number)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

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[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of section 18 of the securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO. 71910C103

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PUBLIC MUTUAL BERHAD		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION MALAYSIA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,991,101	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,101		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%		
12.	TYPE OF REPORTING PERSON* FI		

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer

        PHOENIX NEW MEDIA LTD

Item 1(b). Address of Issuers' Principal Executive Offices

        FUSHENG BUILDING TOWER 2 FLOOR 16
        NO 4 HUI XIN DONG JIE, CHAOYANG DISTRICT
        BEIJING 100029, CHINA

Item 2(a). Name of Person Filing

        PUBLIC MUTUAL BERHAD

Item 2(b). Address of Principal Business Office

        BLOCK B, SRI DAMANSARA BUSINESS PARK
        PERSIARAN INDUSTRI, BANDAR SRI DAMANSARA
        52200 KUALA LUMPUR, MALAYSIA

Item 2(c). Citizenship

        MALAYSIA

Item 2(d). Title of Class of Securities

        AMERICAN DEPOSITORY SHARES

Item 2(e). CUSIP Number

        71910C103

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

    (e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

    (j) [x] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

    (k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

    (a) Amount beneficially owned:
        1,991,101
    (b) Percent of class:
        5.5%
    (c) Number of shares as to which the person has:
        (i)   Sole power to vote or to direct the vote
           0
        (ii) Shared power to vote or to direct the vote
           0
        (iii) Sole power to dispose or to direct the disposition of
           1,991,101
        (iv) Shared power to dispose or to direct the disposition of
           0

Item 5. Ownership of Five Percent or Less of a Class

    N.A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    N.A.

Item 8. Identification and Classification of Members of the Group

    N.A.

Item 9. Notice of Dissolution of Group

    N.A.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     May 20, 2011   PUBLIC MUTUAL BERHAD
Date



by /s/ LUM MING JANG
      Name: LUM MING JANG
      Title : SENIOR GENERAL MANAGER, INVESTMENT